                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of November 2005

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: November 02, 2005                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

                         CONSOLIDATED FINANCIAL RESULTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2005

NOVEMBER 2, 2005. Medellin, Colombia - Today, BANCOLOMBIA S.A. (NYSE: CIB) announced the financial results for the quarter ended September 30, 2005.(1)

                                                     QUARTER
CONSOLIDATED BALANCE SHEET                   -----------------------
AND INCOME STATEMENT                            2Q 05                      GROWTH
(Ps millions)                                 PRO FORMA      3Q 05     3Q 05 / 2Q 05
--------------------------                   ----------   ----------   -------------
ASSETS
Loans and financial leases, net              16,859,567   17,245,858        2.29%
Investment securities, net                    7,549,162    7,636,300        1.15%
Other assets                                  4,160,571    3,966,172       -4.67%
                                             ----------   ----------      ------
TOTAL ASSETS                                 28,569,300   28,848,330        0.98%
                                             ==========   ==========      ======

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS                                     17,199,275   17,516,446        1.84%
Non-interest bearing                          2,502,570    2,613,728        4.44%
Interest bearing                             14,696,705   14,902,718        1.40%
OTHER LIABILITIES                             8,420,041    8,101,685       -3.78%
TOTAL LIABILITIES                            25,619,316   25,618,131        0.00%
Shareholders' equity                          2,949,984    3,230,199        9.50%
                                             ----------   ----------      ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   28,569,300   28,848,330        0.98%
                                             ==========   ==========      ======

Interest income                                 813,245      885,428        8.88%
Interest expense                                287,616      284,961       -0.92%
NET INTEREST INCOME                             525,629      600,467       14.24%
Net provisions                                  (22,902)     (58,115)     153.76%
Fees and income from service, net               175,917      207,961       18.22%
Other operating income                           47,625       47,199       -0.89%
Operating expense                              (407,897)    (468,675)      14.90%
Non-operating income, net                        (4,098)     (16,420)     300.68%
Income tax expense                              (70,752)     (43,178)     -38.97%
                                             ----------   ----------      ------
NET INCOME                                      243,522      269,239       10.56%
                                             ==========   ==========      ======

----------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. Any reference to BANCOLOMBIA must be understood as to the Bank together with its affiliates, unless otherwise specified. The unaudited pro forma combined condensed financial statements for the third quarter of 2004, for the second quarter of 2005, as of September 30, 2004, and as of June 30, 2005 and the relevant numbers developed from such financial statements presented below are derived from
     (a) the unaudited consolidated financial statements of Bancolombia as of June 30, 2004, September 30, 2004, as of March 31, 2005 and as of June 30, 2005, (b) the unaudited consolidated financial statements of Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura"), giving effect to the spin-off of the portion of Corfinsura's assets and liabilities that were not assumed by Bancolombia through the merger, as of June 30, 2004, September 30, 2004, as of March 31, 2005 and as of June 30, 2005 and (c) the unaudited consolidated financial statements of Conavi Banco Comercial y de Ahorros S.A ("Conavi"), as of June 30, 2004, as of September 30, 2004, as of March 31, 2005 and as of June 30, 2005, as if the merger had been completed as of those dates.

These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia (COLGAAP), are stated in nominal terms and have not been audited. Even though for purposes of COLGAAP historical pro forma information is not required, these pro forma financial statements are presented for comparison purposes.

The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Bancolombia would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the merger. No assurance can be given that any such savings or other expected benefits of the merger will in fact take place, whether at the level of management's current expectations or at all.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: September 30, 2005 Ps 2,288.22 = US$ 1 Average exchange rate September 2005 Ps 2,333.00 = US$ 1

CONTACTS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 3120332   TEL.: (574) 5108666   TEL.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

1.   HIGHLIGHTS:

     - This is the first time BANCOLOMBIA has released consolidated results since the merger that took place on July 30, 2005. This report contains pro forma figures for the third quarter of 2004, for the second quarter of 2005 and for the periods ended September 30, 2004 and June 30, 2005 as if the spin off of Corfinsura and the merger with Conavi and Corfinsura (after the spin-off) had taken place on those dates, for the purpose of comparison with the results of the third quarter of 2005 and the period ended September 30, 2005. All references to numbers for periods prior to the merger contained herein were derived from such pro forma consolidated financial statements.

     - Net income increased 10.6% over the quarter and 16.4% over the year, amounting to Ps 269.2 billion, compared to pro forma net income of Ps
          243.5 billion for the previous quarter and Ps 231.4 billion during the third quarter of 2004.

     - As of September 30, 2005, BANCOLOMBIA's net loans totaled Ps 17,246 billion, increasing 2.3% compared to Ps 16,860 billion in the previous quarter pro forma. On a year-to-year basis, this represents an increase of 10.6% from Ps 15,595 billion pro forma at September 30, 2004. On the other hand, investment debt securities amounted to Ps 7,343 billion. Compared to pro forma figures, they were stable over the quarter and increased 5.9% over the year.

     -    During the third quarter of 2005, net interest income amounted to Ps
          600.5 billion, increasing 14.2% compared to the previous quarter pro forma and 20.2% on a year-to-year basis. Similarly, the net interest margin went from 8.63% during the third quarter 2004 to 9.59% for the same period of 2005.

     - Net fees and income from services were up 18.2% over the quarter, reaching a total of Ps 208.0 billion, which represents an increase of 33.2% compared to pro forma figures for the third quarter of 2004.

     - BANCOLOMBIA's ratio of past due loans to total loans at September 30, 2005 was 3.22% and the ratio of allowances for past due loans was 130%.

     - BANCOLOMBIA experienced non-recurrent provisions, operating expenses and merger expenses, due mainly to accounting adjustments of the acquired companies to BANCOLOMBIA's policies.

                             QUARTER      AS OF
STOCK INDICATORS              3Q 05       SEP-05
----------------           -----------   -------
Net Income (Ps millions)       269,239   690,303
USD Earnings per ADS             0.647     1.658
ROAA                              3.73%     3.19%
ROAE                             33.34%    28.49%
P/BV ADS (1)                      2.83
P/BV Local (2) (3)                2.80
P/E (4)                           8.43
Shares Outstanding (5)     727,829,109

(1)  Defined as ADS price divided by ADS book value.

(2)  Defined as Share price divided by share book value.

(3)  Share prices on the Colombian Stock Exchange

(4)  Defined as market capitalization divided by annualized quarter results

(5) Approximate total number of shares of BANCOLOMBIA (Not accounting for cash payments of fractional shares)

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

2.   CONSOLIDATED BALANCE SHEET

2.1  ASSETS

     BANCOLOMBIA's total assets were stable during the quarter, compared to pro forma figures, but increased 11.25% over the year to Ps 28,848 billion as of September 30, 2005 from pro forma Ps 25,931 billion as of September 30, 2004.

2.1.1 LOAN PORTFOLIO

     Corporate loans increased 3.8% over the quarter from Ps 9,208 billion to Ps 9,556 billion, which represents an increase of 2.3% compared to Ps 9,338 billion pro forma as of September 30, 2004.

                                                        AS OF                            GROWTH
LOAN PORTFOLIO                           30-SEP-04    30-JUN-05                -------------------------
(Ps millions)                            PRO FORMA    PRO FORMA    30-SEP-05   3Q 05/2Q 05   3Q 05/3Q 04
--------------                          ----------   ----------   ----------   -----------   -----------
CORPORATE
Working capital loans                    7,630,011    7,299,250    7,958,571       9.03%         4.31%
Loans funded by
   domestic development banks            1,290,561    1,174,277    1,042,505     -11.22%       -19.22%
Trade Financing                            318,210      601,761      423,198     -29.67%        32.99%
Overdrafts                                  66,341       96,980       87,557      -9.72%        31.98%
Credit Cards                                33,335       36,101       44,396      22.98%        33.18%
                                        ----------   ----------   ----------     ------        ------
TOTAL CORPORATE                          9,338,458    9,208,369    9,556,227       3.78%         2.33%
                                        ==========   ==========   ==========     ======        ======
RETAIL AND SMES
Working capital loans                    1,189,647    1,474,432    1,442,580      -2.16%        21.26%
Personal loans                           1,103,430    1,426,152    1,498,279       5.06%        35.78%
Loans funded by
   domestic development banks              357,994      368,252      385,205       4.60%         7.60%
Credit Cards                               440,974      497,677      550,927      10.70%        24.93%
Overdrafts                                 120,281      138,108      134,639      -2.51%        11.94%
Automobile loans                           336,494      480,300      541,223      12.68%        60.84%
Trade Financing                             42,608       69,530       60,056     -13.63%        40.95%
                                        ----------   ----------   ----------     ------        ------
TOTAL RETAIL AND SMES                    3,591,428    4,454,451    4,612,909       3.56%        28.44%
MORTGAGE                                 1,645,989    1,455,408    1,483,011       1.90%        -9.90%
FINANCIAL LEASES                         1,812,194    2,434,171    2,336,170      -4.03%        28.91%
                                        ----------   ----------   ----------     ------        ------
TOTAL LOANS AND FINANCIAL LEASES        16,388,069   17,552,399   17,988,317       2.48%         9.76%
ALLOWANCE FOR LOAN LOSSES AND
   FINANCIAL LEASES                       (793,283)    (692,832)    (742,459)      7.16%        -6.41%
                                        ----------   ----------   ----------     ------        ------
TOTAL LOANS AND FINANCIAL LEASES, NET   15,594,786   16,859,567   17,245,858       2.29%        10.59%
                                        ==========   ==========   ==========     ======        ======

     The retail and small and medium-sized enterprise ("SME") loan portfolio maintained positive growth rates. It totaled Ps 4,613 billion as of September 30, 2005, increasing 3.6% over the quarter and 28.4% over the year.

     Mortgage loans increased 1.9% over the quarter, amounting to Ps 1,483 billion, but decreased 9.9% year-to-year compared to the September 30, 2004, pro forma figures. The annual decrease is mainly explained by a mortgage securitization of Ps 229.9 billion that took place on December 20, 2004. On the other hand, financial leases decreased 4.0% over the quarter amounting to Ps 2,336 billion, but increased 28.9% over the year compared to pro forma results. The quarterly decrease is explained by the adjustment of an accounting policy as a result of the merger.

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

2.1.2 INVESTMENT PORTFOLIO

     BANCOLOMBIA's investment debt securities were very stable compared to the pro forma amounts for the previous quarter, totaling Ps 7,343 billion. On a year-to-year basis, this represents an increase of 5.9%, from the pro forma Ps 6,934 billion at September 30, 2004.

2.1.3 ASSET QUALITY

     As of September 30, 2005, the Bank's past due loans accounted for 3.22% of total loans. Loans classified as C, D and E accounted for 3.5% of total loans. Furthermore, the ratio of allowances for past due loans at the end of the quarter was 130%, while the ratio of allowances for loans classified as C, D and E was 119%.

LOANS AND FINANCIAL LEASES CLASSIFICATION    AS OF 30-SEP-04     AS OF 30-JUN-05
(Ps millions)                                   PRO FORMA           PRO FORMA        AS OF 30-SEP-05
-----------------------------------------   -----------------   -----------------   -----------------
"A" Normal                                  15,015,457   91.6%  16,255,409   92.6%  16,853,001   93.7%
"B" Subnormal                                  642,818    3.9%     628,849    3.1%     503,075    2.8%
"C" Deficient                                  223,742    1.4%     209,101    1.3%     158,943    0.9%
"D" Doubtful recovery                          220,649    1.3%     284,589    2.1%     278,559    1.5%
"E" Unrecoverable                              285,403    1.8%     174,451    0.9%     194,739    1.1%
                                            ----------   ----   ----------   ----   ----------   ----
TOTAL                                       16,388,069    100%  17,552,399    100%  17,988,317    100%
                                            ==========   ====   ==========   ====   ==========   ====

LOANS AND FINANCIAL LEASES CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS AND FINANCIAL LEASES   4.5%  3.8%  3.5%

                                                                AS OF
ASSET QUALITY                                     30-SEP-04   30-JUN-05                        GROWTH
(Ps millions)                                     PRO FORMA   PRO FORMA   30-SEP-05   3Q 05/2Q 05 3Q 05/3Q 04
-------------                                     ---------   ---------   ---------   -----------------------
Total performing past due loans                    291,391     286,525     301,878         5.36%    3.60%
Total non-performing past due loans (1)            344,195     250,046     277,971        11.17%  -19.24%
Total past due loans                               635,586     536,571     579,849         8.07%   -8.77%
Allowance for loans and accrued interest losses    813,850     705,552     755,290         7.05%   -7.20%
Past due loans to total loans                         3.88%       3.06%       3.22%
Non-performing loans to total loans                   2.10%       1.42%       1.55%
C, D, and E loans to total loans                      4.45%       3.81%       3.51%
Allowances to past due loans (2)                    128.05%     131.49%     130.26%
Allowances to C, D, and E loans (2)                 111.52%     105.60%     119.46%
Allowances to non-performing loans (2)              236.45%     282.17%     271.72%
Allowances to total loans                             4.97%       4.02%       4.20%
Performing loans to total loans                      97.90%      98.58%      98.45%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)  Allowance means allowance for loan and accrued interest losses.

2.2  LIABILITIES

     Total deposits increased 1.8% over the quarter and 13.6% over the year, compared to pro forma figures, to Ps 17,516 billion as of September 30, 2005. The funding mix improved over the year. Interest-bearing deposits increased 11.7%, while non-interest bearing deposits increased 26.3%. Savings deposits increased 30.8%, whereas time deposits decreased 3.0% over the year, compared to pro forma figures.

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

2.3  SHAREHOLDERS' EQUITY

     BANCOLOMBIA's shareholders' equity totaled Ps 3,230 billion at the end of the third quarter of 2005. Compared with pro forma figures, this amount represents an increase of 9.5% over the quarter and 23.7% over the year. Unrealized gains on available for sale debt securities totaled Ps 96.3 billion as of September 30, 2005.

     At the end of the third quarter, the Bank's consolidated ratio of technical capital to risk-weighted assets was 11.6%.

                                                              AS OF
TECHNICAL CAPITAL RISK WEIGHTED ASSETS         30-SEP-04    30-JUN-05
Consolidated (Ps millions)                     PRO FORMA    PRO FORMA    30-SEP-05
--------------------------------------        ----------   ----------   ----------
Basic capital (Tier I)                         2,069,034    1,955,867    2,123,055
Additional capital (Tier II)                     420,589      513,214      464,592
Technical capital (1)                          2,489,623    2,469,081    2,587,647
Risk-weighted assets, including market risk   19,957,240   22,203,580   22,371,981
CAPITAL ADEQUACY (2)                               12.47%       11.12%       11.57%

(1)  Technical capital is the sum of basic capital and additional capital.

(2)  Capital Adequacy is Technical capital divided by Risk weighted assets

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

3.   INCOME STATEMENT

     BANCOLOMBIA's net income amounted to Ps 269.2 billion during the third quarter of 2005 which represents an increase of 10.6% and 16.4% compared to pro forma figures from the previous quarter and from the third quarter of 2004, respectively. The accumulated net income increased 25.7% compared to 2004 pro forma results, rising from Ps 549.3 billion to Ps 690.3 billion.

3.1  NET INTEREST INCOME

     Interest on loans amounted to Ps 529.5 billion, increasing 5.3% compared to the previous quarter and 9.6% compared to the third quarter 2004. Furthermore, the rally in the prices of Colombian bonds led to increases of 18.0% and 29.6% in interest on investments, compared to the second quarter of 2005 and to the third quarter of 2004, respectively. In sum, net interest income totaled Ps 600.5 billion during the quarter, increasing 14.2% over the quarter and 20.2% compared pro forma results of Ps 499.8 billion for the same period of the previous year.

     Due to the fact that the net interest income grew at a faster pace than the interest-earning assets, the net interest margin increased to 9.59% from the pro forma results of 8.63% achieved during the quarter ended September 30, 2004.

3.2  PROVISIONS

     Provisions for loan and interest losses amounted to Ps 64.2 billion, increasing 46.7% compared to the pro forma results of the previous quarter and 43.9% compared to the pro forma results of the same quarter in 2004. Similarly, the accumulated provisions for loans amounted to Ps 141.6 billion, which represents an increase of 46.3% over last year's pro forma results. These strong growth figures are explained by the additional allowances made for the loans of the acquired companies, taking into account BANCOLOMBIA's credit risk management policies.

3.3  FEES AND INCOME FROM SERVICES

     The different sources of fee generation continued their positive trend. Net fees and income from services increased to Ps 208.0 billion during the third quarter of 2005. This represents an increase of 18.2% as compared to Ps 175.9 billion for the previous quarter pro forma results and an increase of 33.2% as compared to Ps 156.2 billion for the third quarter of 2004 pro forma results.

     BANCOLOMBIA's accumulated unconsolidated credit card billing increased 17.9% during the year, resulting in a 22.9% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 17.4%, resulting in a 16.8% market share.

ACCUMULATED CREDIT CARD BILLING                 Sep-04                   %         2005
(Millons of pesos as of September 30, 2005)    Proforma     Sep-05    Growth   Market Share
-------------------------------------------   ---------   ---------   ------   ------------
Bancolombia VISA                                510,770     626,894   22.74%       7.13%
Bancolombia Mastercard                          924,743   1,010,851    9.31%      11.50%
Bancolombia American Express                    270,788     373,166   37.81%       4.25%
TOTAL BANCOLOMBIA                             1,706,301   2,010,912   17.85%      22.88%
Colombian credit card market                  7,129,734   8,788,743   23.27%

Source: Credibanco, American Express y Red Multicolor

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

CREDIT CARD MARKET SHARE                         Sep-04                   %         2005
Outstanding credit cards as of June 30, 2005   Pro forma     Sep-05    Growth   Market Share
--------------------------------------------   ---------   ---------   ------   ------------
Bancolombia VISA                                 148,716     185,248   24.56%       5.74%
Bancolombia Mastercard                           239,619     255,250    6.52%       7.92%
Bancolombia American Express                      73,453     101,819   38.62%       3.16%
TOTAL BANCOLOMBIA                                461,788     542,317   17.44%      16.82%
Colombian credit card market                   2,662,157   3,224,653   21.13%

Source: Credibanco, American Express y Red Multicolor.

3.4  OPERATING EXPENSES

     Compared to pro forma figures, total operating expenses increased 14.0% during the quarter, amounting to Ps 443.2 billion, which represents a 14.7% increase on an accumulated year-to-year basis. This growth is mostly explained by non-recurrent expenses related to accounting adjustments for the acquired companies. As a result, the ratio of operating expenses to net operating income was 54.8% during the third quarter of 2005.

                                                              QUARTERS                   AS OF
PRINCIPAL RATIOS                                   3Q 04       2Q 05             ---------------------
PROFITABILITY                                    PRO FORMA   PRO FORMA   3Q 05   30-SEP-04   30-SEP-05
----------------                                 ---------   ---------   -----   ---------   ---------
Net interest margin (1)                             8.63%       8.22%     9.59%     7.43%       8.21%
Return on total assets (2)                          3.57%       3.41%     3.73%     2.82%       3.19%
Return on shareholders' equity (3)                 35.44%      33.02%    33.34%    28.05%      28.49%

EFFICIENCY
Operating expenses to net operating income (4)     52.12%      54.45%    54.78%    55.55%      56.00%
Operating expenses to total assets (4)              5.85%       5.71%     6.50%     5.58%       5.91%

CAPITAL ADEQUACY
Shareholders' equity to total assets               10.07%      10.33%    11.20%
Technical capital to risk weighted assets          12.47%      11.12%    11.57%

(1)  Defined as Net Interest Income divided by interest-earning assets.

(2)  Net income divided by total assets.

(3)  Net income divided by shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

     CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

     This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

                                                                                               GROWTH
                                                                   AS OF                  ----------------
CONSOLIDATED BALANCE SHEET                           SEP-04       JUN-05                             LAST
(Ps millions)                                       PRO FORMA    PRO FORMA     SEP-05     QUARTER   ANNUAL
--------------------------                         ----------   ----------   ----------   -------   ------
ASSETS
Cash and due from banks                               936,248    1,146,552    1,040,224    -9.27%    11.11%
Overnight funds sold                                  146,317      812,086      410,735   -49.42%   180.72%
TOTAL CASH AND EQUIVALENTS                          1,082,565    1,958,638    1,450,959   -25.92%    34.03%
DEBT SECURITIES                                     6,933,980    7,400,501    7,342,978    -0.78%     5.90%
Trading                                             4,158,959    4,080,234    4,591,826    12.54%    10.41%
Available for Sale                                  1,892,205    2,474,099    1,879,456   -24.03%    -0.67%
Held to Maturity                                      882,816      846,168      871,696     3.02%    -1.26%
EQUITY SECURITIES                                     185,776      213,193      356,995    67.45%    92.16%
Trading                                                17,616       31,678      170,980   439.74%   870.59%
Available for Sale                                    168,160      181,515      186,015     2.48%    10.62%
Market value allowance                                (76,821)     (64,532)     (63,673)   -1.33%   -17.12%
NET INVESTMENT SECURITIES                           7,042,935    7,549,162    7,636,300     1.15%     8.42%
Commercial loans                                   11,126,040   11,441,432   11,769,986     2.87%     5.79%
Consumer loans                                      1,720,859    2,125,156    2,300,528     8.25%    33.68%
Small business loans                                   82,987       96,232       98,622     2.48%    18.84%
Mortgage loans                                      1,645,989    1,455,408    1,483,011     1.90%    -9.90%
Finance lease                                       1,812,194    2,434,171    2,336,170    -4.03%    28.91%
Allowance for loan losses                            (793,283)    (692,832)    (742,459)    7.16%    -6.41%
NET TOTAL LOANS AND FINANCIAL LEASES               15,594,786   16,859,567   17,245,858     2.29%    10.59%
Accrued interest receivable on loans                  189,440      198,598      197,061    -0.77%     4.02%
Allowance for accrued interest losses                 (20,567)     (12,721)     (12,831)    0.86%   -37.61%
NET TOTAL INTEREST ACCRUED                            168,873      185,877      184,230    -0.89%     9.09%
Customers' acceptances and derivatives                117,063       88,989      102,755    15.47%   -12.22%
Net accounts receivable                               277,649      309,650      289,699    -6.44%     4.34%
Net premises and equipment                            573,885      525,010      652,828    24.35%    13.76%
Foreclosed assets, net                                 99,931       54,562       39,180   -28.19%   -60.79%
Prepaid expenses and deferred charges                  57,931       60,188       31,602   -47.49%   -45.45%
Goodwill                                               80,756       62,264       56,024   -10.02%   -30.63%
Operating leases, net                                 132,755      127,500      143,024    12.18%     7.74%
Other                                                 318,063      391,319      591,032    51.04%    85.82%
Reappraisal of assets                                 384,268      396,574      424,839     7.13%    10.56%
                                                   ----------   ----------   ----------   ------    ------
TOTAL ASSETS                                       25,931,460   28,569,300   28,848,330     0.98%    11.25%
                                                   ==========   ==========   ==========   ======    ======

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                2,069,780    2,502,570    2,613,728     4.44%    26.28%
Checking accounts                                   1,842,793    2,246,186    2,246,240     0.00%    21.89%
Other                                                 226,987      256,384      367,488    43.33%    61.90%
INTEREST BEARING                                   13,344,956   14,696,705   14,902,718     1.40%    11.67%
Checking accounts                                   1,093,932    1,056,500    1,115,689     5.60%     1.99%
Time deposits                                       6,612,862    6,812,775    6,413,490    -5.86%    -3.01%
Savings deposits                                    5,638,162    6,827,430    7,373,539     8.00%    30.78%
TOTAL DEPOSITS                                     15,414,736   17,199,275   17,516,446     1.84%    13.63%
Overnight funds                                     1,452,975    1,534,014    1,032,610   -32.69%   -28.93%
Bank acceptances outstanding                           57,510       41,949       57,209    36.38%    -0.52%
Interbank borrowings                                  815,041    1,274,645    1,543,154    21.07%    89.33%
Borrowings from domestic development banks          2,165,630    1,809,234    1,833,188     1.32%   -15.35%
Accounts payable                                      715,699      875,924      916,552     4.64%    28.06%
Accrued interest payable                              169,759      188,319      185,168    -1.67%     9.08%
Other liabilities                                     254,877      304,678      292,033    -4.15%    14.58%
Bonds                                               1,825,168    1,992,489    1,768,280   -11.25%    -3.12%
Accrued expenses                                      389,279      344,474      419,172    21.68%     7.68%
Minority interest in consolidated subsidiaries         59,483       54,315       54,319     0.01%    -8.68%
                                                   ----------   ----------   ----------   ------    ------
TOTAL LIABILITIES                                  23,320,157   25,619,316   25,618,131     0.00%     9.85%
                                                   ==========   ==========   ==========   ======    ======
SHAREHOLDERS' EQUITY
SUBSCRIBED AND PAID IN CAPITAL                        363,915      363,604      363,580    -0.01%    -0.09%
RETAINED EARNINGS                                   1,597,127    1,847,228    2,118,885    14.71%    32.67%
Appropiated                                         1,047,862    1,426,164    1,428,582     0.17%    36.33%
Unappropiated                                         549,265      421,064      690,303    63.94%    25.68%
REAPPRAISAL AND OTHERS                                599,667      624,607      651,457     4.30%     8.64%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES       50,594      114,545       96,277   -15.95%    90.29%
                                                   ----------   ----------   ----------   ------    ------
TOTAL SHAREHOLDER'S EQUITY                          2,611,303    2,949,984    3,230,199     9.50%    23.70%
                                                   ==========   ==========   ==========   ======    ======

                                                              (BANCOLOMBIA LOGO)

                                                                            3Q05

                                                          AS OF                                                       GROWTH
                                                  --------------------                        QUARTER            ----------------
CONSOLIDATED INCOME STATEMENT                       SEP-04              SEP-05 /    3Q 04      2Q 05             3Q 05/   3Q 05/
(Ps Millions)                                     PRO FORMA    SEP-05    SEP-04   PRO FORMA  PRO FORMA   3Q 05    2Q 05    3Q 04
-----------------------------                     ---------  ---------  --------  ---------  ---------  -------  ------  --------
INTEREST INCOME AND EXPENSES
Interest on loans                                 1,341,328  1,516,770    13.08%   483,018    502,733   529,527    5.33%     9.63%
Interest on investment securities                   541,013    655,712    21.20%   211,138    231,914   273,600   17.97%    29.58%
Overnight funds                                      13,152     24,784    88.44%     4,298      9,593     9,141   -4.71%   112.68%
Leasing                                             171,158    209,249    22.25%    75,291     69,005    73,160    6.02%    -2.83%
TOTAL INTEREST INCOME                             2,066,651  2,406,515    16.45%   773,745    813,245   885,428    8.88%    14.43%
Interest expense
Checking accounts                                     9,414     14,158    50.39%     3,176      4,476     5,068   13.23%    59.57%
Time deposits                                       298,667    345,846    15.80%   103,728    114,599   115,189    0.51%    11.05%
Savings deposits                                    162,461    179,283    10.35%    56,035     60,438    60,902    0.77%     8.69%
TOTAL INTEREST ON DEPOSITS                          470,542    539,287    14.61%   162,939    179,513   181,159    0.92%    11.18%
Interbank borrowings                                 10,126     33,527   231.10%     4,896      9,925    12,834   29.31%   162.13%
Borrowings from domestic development banks          116,383    117,699     1.13%    39,626     36,980    39,176    5.94%    -1.14%
Overnight funds                                      74,670     55,237   -26.03%    27,701     25,668    15,001  -41.56%   -45.85%
Bonds                                               104,078    117,530    12.92%    38,801     35,530    36,791    3.55%    -5.18%
TOTAL INTEREST EXPENSE                              775,799    863,280    11.28%   273,963    287,616   284,961   -0.92%     4.01%
NET INTEREST INCOME                               1,290,852  1,543,235    19.55%   499,782    525,629   600,467   14.24%    20.15%
Provision for loan and accrued interest
   losses, net                                      (96,755)  (141,556)   46.30%   (44,604)   (43,757)  (64,171)  46.65%    43.87%
Recovery of charged-off loans                        25,583     46,603    82.16%    10,199     19,424    15,297  -21.25%    49.99%
Provision for foreclosed assets and other assets    (52,876)   (44,236)  -16.34%   (17,604)   (18,089)  (15,562) -13.97%   -11.60%
Recovery of provisions for foreclosed assets and
   other assets                                      27,724     30,555    10.21%     5,545     19,520     6,321  -67.62%    13.99%
TOTAL NET PROVISIONS                                (96,324)  (108,634)   12.78%   (46,464)   (22,902)  (58,115) 153.76%    25.08%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                       1,194,528  1,434,601    20.10%   453,318    502,727   542,352    7.88%    19.64%
Commissions from banking services and other
   services                                          48,934     61,663    26.01%    16,384     17,484    26,186   49.77%    59.83%
Electronic services and ATM fees                     54,794     78,771    43.76%    19,666     29,842    24,743  -17.09%    25.82%
Branch network services                              31,258     35,643    14.03%    10,884     11,798    12,837    8.81%    17.94%
Collections and payments fees                        35,113     41,683    18.71%    12,837     13,916    14,640    5.20%    14.05%
Credit card merchant fees                             8,026      7,387    -7.96%     1,902      4,315     2,647  -38.66%    39.17%
Credit and debit card annual fees                   140,746    152,967     8.68%    46,948     46,665    53,196   14.00%    13.31%
Checking fees                                        37,955     40,886     7.72%    13,041     13,869    14,104    1.69%     8.15%
Warehouse services                                   35,981     41,706    15.91%    12,879     12,775    14,182   11.01%    10.12%
Fiduciary activities                                 38,648     45,328    17.28%    12,517     14,720    16,501   12.10%    31.83%
Brokerage fees                                       35,452     52,753    48.80%    11,431     14,774    23,896   61.74%   109.05%
Check remittance                                      8,145      7,723    -5.18%     2,584      2,572     2,725    5.95%     5.46%
International operations                             24,313     27,640    13.68%     7,962      8,005    13,013   62.56%    63.44%
FEES AND OTHER SERVICE INCOME                       499,365    594,150    18.98%   169,035    190,735   218,670   14.65%    29.36%
Fees and other service expenses                     (38,192)   (38,598)    1.06%   (12,868)   (14,818)  (10,709) -27.73%   -16.78%
TOTAL FEES AND INCOME FROM SERVICES, NET            461,173    555,552    20.46%   156,167    175,917   207,961   18.22%    33.17%
OTHER OPERATING INCOME
Net foreign exchange gains                          (72,361)   (77,664)    7.33%   (20,229)   (42,994)  (16,189) -62.35%   -19.97%
Forward contracts in foreign currency               141,206    136,613    -3.25%    45,750     67,505    31,447  -53.42%   -31.26%
Dividend income                                      41,469     41,195    -0.66%    17,378        570     1,831  221.23%  -89.46%
Revenues from commercial subsidiaries                76,788     76,873     0.11%    24,356     20,205    27,884   38.01%    14.49%
Communication, postage, rent and others              15,419      8,649   -43.91%     5,071      2,339     2,226   -4.83%   -56.10%
TOTAL OTHER OPERATING INCOME                        202,521    185,666    -8.32%    72,326     47,625    47,199   -0.89%   -34.74%
TOTAL INCOME                                      1,858,222  2,175,819    17.09%   681,811    726,269   797,512    9.81%    16.97%
OPERATING EXPENSES
Salaries and employee benefits                      398,958    459,996    15.30%   135,644    153,441   157,833    2.86%    16.36%
Bonus plan payments                                  20,142     21,254     5.52%     5,687      2,383    12,551  426.69%   120.70%
Compensation                                         12,915      6,873   -46.78%     3,343      2,443     2,188  -10.44%   -34.55%
Administrative and other expenses                   533,303    628,096    17.77%   185,309    198,877   235,245   18.29%    26.95%
Deposit security, net                                31,228     42,008    34.52%     9,101     15,180    13,203  -13.02%    45.07%
Donation expenses                                       552        533    -3.44%       202        295       130  -55.93%   -35.64%
Depreciation                                         70,132     65,232    -6.99%    34,400     16,317    22,049   35.13%   -35.90%
TOTAL OPERATING EXPENSES                          1,065,960  1,223,992    14.69%   372,416    388,936   443,199   13.95%    18.60%
NET OPERATING INCOME                                792,262    951,827    20.33%   309,395    337,333   354,313    5.03%    14.99%
Merger expenses                                       1,576     38,236  2326.14%       194     13,299    19,814   48.99% 10113.40%
Goodwill amortization Banco de Colombia              16,986     16,986     0.00%     5,662      5,662     5,662    0.00%     0.00%
NON-OPERATING INCOME (EXPENSE)
Other income                                         53,246     50,322    -5.49%    15,807     24,077    12,331  -48.79%   -21.99%
Minority interest                                    (4,443)    (4,518)    1.69%      (366)    (1,267)   (1,430)  12.87%   290.71%
Other expense                                       (76,363)   (67,656)  -11.40%   (19,289)   (26,908)  (27,321)   1.53%    41.64%
TOTAL NON-OPERATING INCOME                          (27,560)   (21,852)  -20.71%    (3,848)    (4,098)  (16,420) 300.68%   326.72%
INCOME BEFORE INCOME TAXES                          744,870    874,753    17.44%   298,421    314,274   312,417   -0.59%     4.69%
Income tax expense                                  195,605   (184,450)   -5.70%    67,044    (70,752)  (43,178) -38.97%   -35.60%
                                                  ---------  ---------  -------    -------    -------   -------  ------  --------
NET INCOME                                          549,265    690,303    25.68%   231,377    243,522   269,239   10.56%    16.36%
                                                  =========  =========  =======    =======    =======   =======  ======  ========